

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 15, 2007

Mr. Martin Rip
Chief Financial Officer
Pine Valley Mining Corporation
501 - 535 Thurlow Street
Vancouver, British Columbia, Canada V6E 3L2

> **Re: Pine Valley Mining Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **Filed June 22, 2006**
> **File No. 0-12660**

Dear Mr. Rip:

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                                Sincerely,

                                                Jill S. Davis
                                                Branch Chief